Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended
	June 30	Years Ended December 31
	2015	2014	2013	2012	2011
Earnings Available for Fixed Charges
Income before income tax	$77.5	125.2	97.2	59.4	63.5
Undistributed equity earnings	(3.6)	—	—	—	—
Fixed charges, excluding capitalized interest	15.7	5.3	0.3	—	—
	$89.6	130.5	97.5	59.4	63.5

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$15.4	5.3	0.3	—	—
Capitalized interest	1.6	—	—	—	—
Interest portion of rental expense	0.3	—	—	—	—
	$17.3	5.3	0.3	—	—

Ratio of Earnings to Fixed Charges	5.2	24.6	325.0	N/A	N/A